United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale receives operating license for the Serra Sul +20 Mtpy Project Rio de Janeiro, September 11th, 2025 – Vale S.A. (“Vale” or “Company”) informs that it has received the operating license for activities related to the mine of the Serra Sul +20 Mtpy Project (“Project”). Once completed, the Project will significantly increase the Company's production capacity and serve as a strategic platform for the sustainable growth of Vale's iron ore production in Brazil. The operating license, issued by the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA), is a significant milestone for the Project, in line with the planned schedule, with commissioning expected to begin in the second half of 2026. The Project involves expanding the annual capacity of the S11D mine-plant, located in the Northern System, by 20 million tons through initiatives such as developing new mining areas, installing a new semi-mobile crusher, duplicating the existing long-distance conveyor belt, and implementing new processing lines at the plant. With total estimated investments of US$ 2.8 billion, the Project has already reached 57% financial progress and 77% physical progress1. Together, Serra Sul (+20 Mtpy), Vargem Grande, and Capanema comprise Vale’s set of strategic initiatives aimed at sustainably increasing production and enhancing the flexibility of its iron ore product portfolio. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 As of July 31st, 2025. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 11, 2025		Director of Investor Relations